SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

AMENDMENT NO. 2

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, Massachusetts 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard, Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066

General Catalyst Group IX, L.P.,

GC Entrepreneurs Fund IX, L.P.

c/o General Catalyst Partners

20 University Road, 4th Floor

Cambridge, MA 02138

Attn: Christopher McCain,

Chief Legal Officer

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$106,255,123,12	$12,878.12***

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; and (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.
***	Amount Previously Paid: $12,878.12 Form or Registration No.: Schedule TO-T Date Filed: November 29, 2018

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on December 18, 2018 (as amended and supplemented, the “Schedule TO”), and relates to the offer by WC SACD One Merger Sub, Inc. to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Intersections Inc., at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended or supplemented from time to time, the “Offer to Purchase”) and the accompanying Letter of Transmittal (which together with any amendments or supplements thereto, constitute the “Offer”). The Offer is described in more detail in the Schedule TO-T tender offer statement filed with the SEC on November 29, 2018 by the Bidders (as amended and as may be further amended or supplemented from time to time, the “TO-T”), which includes the Offer to Purchase and the Letter of Transmittal, (together with all other exhibits attached thereto, the “Tender Offer Statement”).

This Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is hereby amended and restated in its entirety to read as follows:

“The Bidders hereby adopt the summary and chronology of the background of the Offer set forth in “Item 4—Background of the Offer and the Merger” in the Schedule 14D-9 filed by the Company, as may be amended from time to time, and such information is incorporated herein by reference.”

The information set forth in the Offer to Purchase under the heading “The Offer—Section 17—Legal Proceedings” is hereby amended and restated in its entirety to read as follows:

“On December 11, 2018, a putative class action captioned Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA (the “Action”) was filed in the United States District Court for the District of Delaware against the Company, members of the Company Board, Parent and Purchaser. The complaint alleges that the Schedule 14D-9 omits material information with respect to the proposed transaction, which renders the Schedule 14D-9 false and misleading, and that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. Among other things, the complaint seeks to enjoin defendants from proceeding with the proposed transaction, or in the event defendants consummate the proposed transaction, rescind it and set it aside or award the plaintiff rescissory damages, and award costs, including attorneys’ and experts’ fees.

The defendants believe that the claims asserted in the Action are without merit and no supplemental disclosure is required under applicable law. To the contrary, the defendants specifically deny all allegations in the Action. However, on December 21, 2018, in order to avoid the risk of adverse effect or delay in connection with the transaction and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the defendants entered into an agreement in principle with plaintiff that is expected to be memorialized in a memorandum of understanding (the “MOU”) memorializing the parties’ agreement to settle the Action. Under the terms of the proposed MOU, the plaintiff has agreed to voluntarily dismiss with prejudice the individual claims asserted in the Action, and dismiss without prejudice claims asserted in the Action on behalf of a putative class of the Company’s stockholders, and to undertake all steps, including the preparation and filing of documents, stipulations or other papers deemed necessary to effectuate dismissal of the Action. In connection with the settlement, plaintiff intends to seek an award of attorneys’ fees and reimbursement of expenses.

In connection with the settlement, the defendants also agreed to make certain disclosures related to the Offer and the Merger that are supplemental to the disclosures set forth in the Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures include disclosures that address plaintiff’s allegations and claims that the Schedule 14D-9 was false and misleading and were made solely to avoid the costs and burdens of litigation, and without admitting any liability or wrongdoing. The Supplemental Disclosures contemplated by the proposed MOU are set forth in Amendment No. 3 to the Schedule 14D-9 , as filed on December 26, 2018, which should be read in conjunction with the disclosures contained in the Schedule 14D-9, as amended. Nothing in the TO-T, Amendment No. 3 to the Schedule 14D-9 or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in the TO-T or Amendment No. 3 to the Schedule 14D-9.

The settlement will not affect the Offer Price or Merger Consideration to be paid to the Company’s stockholders in connection with the Offer or the Merger.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)

Class Action Complaint, Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA, filed in the United States District Court for the District of Delaware, dated December 11, 2018 (incorporated herein by reference to Exhibit (a)(11) of the Schedule 14D-9, as amended, filed by Intersections Inc. with the SEC on December 18, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2018

WC SACD ONE MERGER SUB, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE PARENT, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

ISUBSCRIBED INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WNDRCO HOLDINGS, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

GENERAL CATALYST GROUP IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC ENTREPRENEURS FUND IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P.
its General Partner

By:	General Catalyst GP IX, LLC
its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

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